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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
BALLY TOTAL FITNESS HOLDING CORPORATION

Full Name of Registrant
NOT APPLICABLE

Former Name if Applicable

8700 WEST BRYN MAWR

Address of Principal Executive Office (Street and Number)
CHICAGO, ILLINOIS 60631

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Bally Total Fitness Holding Corporation (“the Company”) has determined that it is unable to file its Form 10-Q for the quarter ended March 31, 2007 by the filing deadline of May 10, 2007, without unreasonable effort and expense, because the Company has not yet completed the preparation of its financial statements for the year ended December 31, 2006.
     As discussed more fully in the Company’s Form 12b-25 filed on March 15, 2007 relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”), the Company is evaluating the impact that certain errors in historical member data and certain assumptions relating to attrition estimates will have on the Company’s estimates of deferred revenue. The Company’s 12b-25 relating to the 2006 10-K is incorporated herein by reference.
     The work associated with matters including the foregoing deferred revenue estimates has delayed the Company’s preparation of its 2006 financial statements and its completion of the financial and other information to be included in the 2006 Form 10-K. As a result, the Company also is unable to timely file its Form 10-Q for the quarter ended March 31, 2007.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

MARC D. BASSEWITZ, SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL	773	399-7606
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Annual Report on Form 10-K for the year ended December 31, 2006
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because it has not yet completed the preparation of its financial statements for the year ended December 31, 2006, as discussed in the Company’s Form 12b-25 filed on March 15, 2007, the Company is unable to provide a reasonable estimate of its first quarter 2007 results of operations. Accordingly, the Company cannot at this time estimate what significant changes will be reflected in its first quarter 2007 results of operations compared to its first quarter 2006 results of operations.

BALLY TOTAL FITNESS HOLDING CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2007	By	/s/ Marc D. Bassewitz

Marc D. Bassewitz
Senior Vice President, Secretary and General Counsel

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.